EXHIBIT 99.1

RADA Reports New Orders of $3.5 Million in the Third Quarter of 2010

Press Release
Source: RADA Electronic Industries Ltd.
On Monday October 18, 2010, 6:00 am EDT

NETANYA, Israel, Oct. 18, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced that it has received new orders worth over $3.5 million during the third quarter of 2010. Of this, $1.2 million is for the development and adaptation of avionic units for fighter aircraft upgrades. An additional $0.8 million is the first production order for a recently-developed advanced Inertial Navigation System (INS). The remainder is follow-on production and maintenance orders from various customers worldwide.

The ordered systems are installed on the most advanced military aircrafts in production today. The majority of orders are scheduled for delivery in 2011.

The Company also reported accumulated new orders of over $20 million for the first 9 months of 2010, an increase of 33% when compared with the first 9 months of last year, which saw $15 million in new orders.

Zvika Alon, RADA CEO, commented: "We are encouraged by the continued increase in our backlog during 2010, which serves as the basis for our continued growth in the coming years. In particular, the contract for $1.2 million is with a strategic South American customer and demonstrates this customer's confidence in RADA by adding navigation products to the cameras and recorders it was traditionally purchasing for aircraft production as well as aircraft upgrades. We believe this region represents a strong opportunity for growth for our company, and that a large portion of our new sales in the future will originate in Latin America."

Alon added, "The first production order of our Inertial Navigation System, following the completion of its development, is a positive indication as well. RADA's navigation products are becoming mature and more widely known to our customers as well as the global defense community. We look forward to increasing orders and higher sales volume of these products in the coming years."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com